UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-
1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934*

TDCX Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001
(Title of Class of Securities)

8719OU100**
(CUSIP Number)

October 5, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”). Each one ADS represents one Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8719OU100	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
Viking Global Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,020,408*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,020,408*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,020,408*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 4

CUSIP No. 8719OU100	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
Viking Global Performance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
738,891*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
738,891*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
738,891*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 4

CUSIP No. 8719OU100	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
Viking Global Equities II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,778*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,778*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,778*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 4

CUSIP No. 8719OU100	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
Viking Global Equities Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
724,113*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
724,113*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
724,113*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*
CO

* See Item 4

CUSIP No. 8719OU100	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
Viking Long Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
281,517*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
281,517*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
281,517*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*
OO

* See Item 4

CUSIP No. 8719OU100	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
Viking Long Fund Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
281,517*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
281,517*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
281,517*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*
CO

* See Item 4

CUSIP No. 8719OU100	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS
O. Andreas Halvorsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,020,408*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,020,408*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,020,408*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*
IN

* See Item 4

CUSIP No. 8719OU100	13G	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS
David C. Ott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,020,408*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,020,408*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,020,408*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*
IN

* See Item 4

CUSIP No. 8719OU100	13G	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS
Rose S. Shabet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,020,408*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,020,408*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,020,408*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*
IN

* See Item 4

CUSIP No. 8719OU100	13G	Page 11 of 17 Pages

Item 1(a).	Name of Issuer:

TDCX Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004

Item 2(a).	Name of Person Filing:

Viking Global Investors LP (“VGI”),
Viking Global Performance LLC (“VGP”),
Viking Global Equities II LP ("VGEII"),
Viking Global Equities Master Ltd. (“VGEM”),
Viking Long Fund GP LLC (“VLFGP”),
Viking Long Fund Master Ltd. (“VLFM”),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: 55 Railroad Avenue, Greenwich, Connecticut 06830.

Item 2(c).	Citizenship:

VGI and VGEII are Delaware limited partnerships; VGP and VLFGP are Delaware limited liability companies; VGEM and VLFM are Cayman Islands exempted companies; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value US$0.0001, traded in the form of American Depositary Shares (“ADSs”), each one ADS representing one Class A Ordinary Share (the “Common Shares”).

Item 2(e).	CUSIP NUMBER: 8719OU100 (This CUSIP number applies to the Issuer’s ADS)

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No. 8719OU100	13G	Page 12 of 17 Pages

(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The percentages set forth herein are based on 22,262,800 Common Shares outstanding upon closing of the Issuer’s underwritten follow-on offering and full exercise of the underwriters’ overallotment option (the “Overallotment”), announced by the Issuer on October 12, 2021, in Exhibit 99.1 to the Form 6-K filed on October 12, 2021.

The Common Shares reported herein as beneficially owned by the Reporting Persons are held in the form of ADS.

As of October 5, 2021, certain of the Reporting Persons’ beneficial ownership of the Issuer’s Common Shares exceeded 5% of the 19,358,957 Common Shares then-outstanding, thereby requiring the Reporting Persons to file this Schedule 13G pursuant to Rule 13d-1(c) under the Act.  However, the Reporting Persons’ beneficial ownership fell below 5% on October 12, 2021, upon closing of the Overallotment and the number of Common Shares outstanding increasing by 2,903,843 Common Shares to 22,262,800 Common Shares outstanding.  Accordingly, as of the date of filing of this Schedule 13G, none of the Reporting Persons’ beneficial ownership remains above 5% of the Common Shares outstanding.

A.	VGI

(a)	Amount beneficially owned: 1,020,408
(b)	Percent of Class: 4.6%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,020,408
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,020,408
VGI provides managerial services to VGEII, VGEM and VLFM. VGI has the authority to dispose of and vote the Common Shares directly owned by VGEII, VGEM and VLFM. VGI does not directly own any Common Shares.

Based on Rule 13d-3 of the Act, VGI may be deemed to beneficially own the Common Shares of directly held by VGEII, VGEM and VLFM.

VGI beneficially owns 1,020,408 Common Shares consisting of (i) 14,778 Common Shares directly and beneficially owned by VGEII, (ii) 724,113 Common Shares directly and beneficially owned by VGEM, and (iii) 281,517 Common Shares directly and beneficially owned by VLFM.

B.	VGP

(a)	Amount beneficially owned: 738,891
(b)	Percent of Class: 3.3%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 738,891
(iii)	Sole power to dispose or to direct the disposition of: 0

CUSIP No. 8719OU100	13G	Page 13 of 17 Pages

(iv)	Shared power to dispose or to direct the disposition of: 738,891

VGP, as the general partner of VGEII, has the authority to dispose of and vote the Common Shares directly owned by VGEII. VGP serves as investment manager to VGEM and has the authority to dispose of and vote the Common Shares directly owned by VGEM. VGP does not directly own any Common Shares.

Based on Rule 13d-3 of the Act, VGP may be deemed to beneficially own the Common Shares directly held by VGEII and VGEM.

VGP beneficially owns 738,891 of Common Stock consisting of (i) 14,778 Common Shares directly and beneficially owned by VGEII and (ii) 724,113 Common Shares directly and beneficially owned by VGEM.

C.	VGEII

(a)	Amount beneficially owned: 14,778
(b)	Percent of Class: 0.1%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 14,778
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 14,778

VGEII has the authority to dispose of and vote the Common Shares directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

D.	VGEM

(a)	Amount beneficially owned: 724,113
(b)	Percent of Class: 3.3%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 724,113
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 724,113

VGEM has the authority to dispose of and vote the Common Shares directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. Viking Global Equities LP (a Delaware limited partnership) and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGE III Portfolio Ltd. (a Cayman Islands exempted company), invest substantially all of their assets through VGEM.

E.	VLFGP

(a)	Amount beneficially owned: 281,517
(b)	Percent of Class: 1.3%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 281,517
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 281,517

CUSIP No. 8719OU100	13G	Page 14 of 17 Pages

VLFGP serves as the investment manager of VLFM and has the authority to dispose of and vote the Common Shares directly owned by VLFM. VLFGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VLFGP may be deemed to beneficially own the shares of Common Stock directly held by VLFM

F.	VLFM

(a)	Amount beneficially owned: 281,517
(b)	Percent of Class: 1.3%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 281,517
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 281,517

VLFM has the authority to dispose of and vote the Common Shares directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

G.	O. Andreas Halvorsen, David C. Ott and Rose S. Shabet

(a)	Amount beneficially owned: 1,020,408
(b)	Percent of Class: 4.6%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,020,408
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,020,408

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC, general partner of VGI, VGP and VLFGP have shared authority to dispose of and vote the Common Shares beneficially owned by VGI, VGP and VLFGP. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any Common Shares.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Shares directly held by VGEII, VGEM and VLFM.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 1,020,408 Common Shares consisting of (i) 14,778 Common Shares directly and beneficially owned by VGEII, (ii) 724,113 Common Shares directly and beneficially owned by VGEM, and (iii) 281,517 Common Shares directly and beneficially owned by VLFM.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 8719OU100	13G	Page 15 of 17 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 8719OU100	13G	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2021

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

CUSIP No. 8719OU100	13G	Page 17 of 17 Pages

EXHIBIT A - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 15th day of October, 2021, by and among Viking Global Investors LP, Viking Global Performance LLC, Viking Global Equities II LP, Viking Global Equities Master Ltd., Viking Long Fund GP LLC, Viking Long Fund Master LTD., O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Forms 3, 4, or 5 or Schedules 13D or 13G, and any and all amendments thereto and any other documents relating thereto (collectively, the “Filings”) as required to be filed pursuant to the Securities Exchange Act of 1934, as amended. The parties to this Agreement further agree and covenant that each will fully cooperate with such other parties in the preparation, timely filing, and delivery of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated:  October 15, 2021

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).